July 26, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Lin, Staff Attorney

Re:	Responses to Comments on ChoiceOne Financial Services, Inc.’s Registration Statement on Form S-4 Filed June 17, 2019 File No. 333-232157

This letter, along with Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Form S-4 Registration Statement (“Form S-4”) filed today with the Securities and Exchange Commission, provides ChoiceOne Financial Services, Inc.’s (“ChoiceOne”) responses in reply to the Staff’s comment letter dated July 11, 2019 (the “Comment Letter”).

For your convenience, each of your comments in your Comment Letter is set forth below in italicized print immediately prior to ChoiceOne’s response.

Form S-4 filed June 17, 2019

General

Comment #1:

Please provide us supplementally with copies of any board books or similar materials that the financial advisors presented to the ChoiceOne or County boards in connection with their fairness opinions.

Response:

The materials prepared by Pro Bank Austin in connection with its fairness opinion are being provided to the Staff under separate cover by counsel for ChoiceOne. The materials prepared by Boenning and Scattergood, Inc. in connection with its fairness opinion are being provided to the Staff under separate cover by counsel for County. These presentation materials will be submitted by counsel for each of ChoiceOne and County, respectively, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 418 under the Securities Act of 1933.  In accordance with such rules, each counsel is requesting that the materials be returned promptly following completion of the Staff’s review.  By separate letter, each counsel also is requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Section 200.83.

The Merger

Background of the Merger, page 40

Comment #2:

You disclose that between February 12, 2019 and early March 2019, the parties discussed and negotiated various terms of the merger agreement. Please revise to disclose in greater detail the terms that were negotiated, revised and agreed upon. In particular, your revised disclosure should disclose and quantify, as applicable:

•	the price negotiations between ChoiceOne and County, including the exchange ratio and special dividend amounts; and
•	the “unresolved issues” discussed by the County board of directors on February 20, 2019.

Response:

The requested revisions have been included in the Form S-4, as follows. See page 43 of Amendment No. 1.

On February 12, 2019, ChoiceOne provided an initial draft of a definitive merger agreement to County. Among other terms, the initial draft included a proposed exchange ratio of 2.0051 and a $0.50 per share special dividend to ChoiceOne shareholders.

On February 20, 2019, the County board of directors met to consider the merger. At that meeting, a representative of Hunton Andrews Kurth LLP, legal counsel to County, discussed the terms of the merger agreement and related transaction documents and the yet unresolved issues, including primarily the exchange ratio, the amount of the potential special dividend to ChoiceOne shareholders, the method for determining the board composition of the combined company, the senior executive officers of the combined company, the amount of the termination fee and a discussion of change in control benefits. Also at the meeting, a representative of Boenning explained the financial aspects of the merger and summarized the strategic and financial rationale in favor of the transaction for both parties and responded to questions by the County board of directors.

Subsequent to the February 20 meeting, County proposed to ChoiceOne an exchange ratio of 2.0632, equating to 49.9% pro forma ownership for County shareholders (excluding outstanding ChoiceOne stock options and restricted stock units), along with a

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special dividend to ChoiceOne shareholders of $0.30 per share. Over the next several weeks, ChoiceOne and County, together with their legal and financial advisors, discussed and negotiated the various legal and business terms of the merger agreement, its ancillary agreements (including voting agreements) and the contemplated transaction. Various combinations of the exchange ratio and the amount of the special dividend were considered by the parties. In addition to those two issues, which were the two most heavily negotiated items, the negotiations of the merger agreement primarily concentrated on post-closing corporate governance matters, employment agreements with select individuals, the amount of the termination fee payable by County in certain circumstances, the representations and warranties and covenants of the parties and the conditions to closing the transaction. Multiple drafts of the merger agreement were exchanged and several negotiating sessions occurred.

In early March, ChoiceOne indicated that it could accept the 2.0632 exchange ratio if it were coupled with a special dividend of $0.75 per share. Shortly thereafter, the parties came to a mutual agreement on the 2.0632 exchange ratio and a $0.60 per share special dividend. During the course of the next couple of weeks, the parties and their respective legal counsel continued to negotiate other aspects of the merger agreement, including primarily those referenced in the preceding paragraph.

ProBank Austin’s Compensation and Other Relationships with ChoiceOne and County, page 56

Comment #3:

Please revise to quantify the fee that ChoiceOne paid to ProBank Austin when it rendered its fairness opinion and the specific amount and percentage of the fee that is contingent upon completion of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response:

The first paragraph under the sub-heading “ProBank Austin’s Compensation and Other relationships with ChoiceOne and County” has been revised in the Form S-4 as follows. See page 56 of Amendment No. 1.

ChoiceOne has agreed to pay ProBank Austin customary fees for its services as exclusive financial advisor in connection with the merger. ProBank Austin has acted exclusively for the ChoiceOne Board in rendering this opinion and has received a fee from ChoiceOne in the amount of $50,000 for rendering such opinion.

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In addition, ChoiceOne has paid ProBank Austin fees in the amount of $75,000 to date relating to its services as exclusive financial advisor and, upon completion of the merger, will pay ProBank Austin additional fees in the amount of $575,000 relating to such services.

Board of Directors and Management Following the Merger, page 65

Comment #4:

We note your disclosure that Bruce J. Cady will serve as the Vice Chairman of the board of directors of ChoiceOne after the merger. Please file the written consent of Mr. Cady as required by Securities Act Rule 438.

Response:

A written consent for Mr. Cady has been filed with Amendment No. 1.

Certain Directors and Executive Officers of County Continuing with ChoiceOne After the Merger, page 123

Comment #5:

Please provide the information required by Item 402 of Regulation S-K for Mr. Cady and Mr. Burke. Refer to Item 18.(a)(7)(ii) of Form S-4.

Response:

ChoiceOne respectfully submits that Item 402 information for Messrs. Cady and Burke should not be required under Form S-4 and Item 402. ChoiceOne acknowledges that Item 18(a)(7)(ii) of Form S-4 requires Item 402 disclosure for individuals who will serve as directors and executive officers of the surviving company. However, Item 402 disclosure is required for “named executive officers” only. As County is not subject to SEC reporting requirements, it has no “named executive officers” within the meaning of Item 402. As a result, Item 402 information for Messrs. Cady and Burke should not be required under Form S-4 and Item 402.

Notwithstanding the foregoing, Item 402 information for Messrs. Cady and Burke has been added to the Form S-4 under the heading “Executive Compensation.” See pages 102 through 104 of Amendment No. 1.

Exhibits

Comment #6:

Please have counsel remove the assumption on page 2 of Exhibit 5.1 that the Articles of Amendment will have become effective under the Michigan Business Corporation Act. It is not appropriate for counsel to assume that the registrant is legally incorporated. For more information, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

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Response:

The language in counsel’s opinion to which the Staff refers has been deleted and a revised Exhibit 5 opinion has been filed with Amendment No. 1.

Comment #7:

We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion. Please revise the tax disclosure in the proxy statement/prospectus to clearly state that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsel, or provide a long-form tax opinion. For more information, refer to Section III.B. of Staff Legal Bulletin No. 19.

Response:

The following disclosure has been added to the Form S-4 under the heading “Material U.S. Federal Income Tax Consequences. See page 88 of Amendment No. 1.

The preceding discussion constitutes the respective opinions of Warner Norcross + Judd LLP, as legal counsel to ChoiceOne, and Hunton Andrews Kurth LLP, as legal counsel to County, as to the material U.S. federal income tax consequences of the merger, as set forth in Exhibits 8.1 and 8.2 (subject to the qualifications and assumptions therein) of the of the registration statement on Form S-4, of which this joint proxy statement and prospectus forms a part.

Comment #8:

Refer to the following language in Exhibits 99.5 and 99.6: “. .. . we disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 . . . .” Please obtain and file revised consents that do not include this disclaimer. Please refer to Securities Act Section 7(a).

Response:

Revised consents have been filed with Amendment No. 1 that do not include such disclaimer.

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ChoiceOne’s management is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please feel free to contact the undersigned by phone at (616) 887-6837, by fax at (616) 887-7990, or by email at kpotes@choiceone.com.

Sincerely,

ChoiceOne Financial Services, Inc.

/s/ Kelly J. Potes

Kelly J. Potes

President and Chief Executive Officer

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